SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
AMENDMENT NO. 1 TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
CAPITALSOURCE INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

Senior Convertible Debentures due 2034 (Title of Class of Securities)	Senior Subordinated Convertible Debentures due 2034 (Title of Class of Securities)

14055X AB 8 (CUSIP Number of Class of Securities)	14055X AF 9 (CUSIP Number of Class of Securities)
Steven A. Museles
Chief Legal Officer
CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
(800) 370-9431
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
with copy to:
James E. Showen, Esq.
Kevin L. Vold, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, DC 20004
(202) 637-5600
CALCULATION OF FILING FEE

Transaction Valuation*: $118,502,000	Amount of Filing Fee**: $4,658

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the Senior Convertible Debentures due 2034 (the “Senior Debentures”) and the Senior Subordinated Convertible Debentures due 2034 (the “Senior Subordinated Debentures”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 17, 2009, there was $26,620,000 in aggregate principal amount of Senior Debentures outstanding and $91,882,000 in aggregate principal amount of Senior Subordinated Debentures outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,658	Filing Party:	CapitalSource Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	February 17, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) originally filed by CapitalSource Inc., a Delaware corporation (the “Company”), on February 17, 2009, which related to the Company’s offer to repurchase for cash any and all of its Senior Convertible Debentures due 2034 (the “Senior Debentures”) and Senior Subordinated Convertible Debentures due 2034 (the “Senior Subordinated Debentures,” and, together with the Senior Debentures, the “Debentures”).
     The Senior Debentures were issued under an Indenture, dated as of March 19, 2004, between the Company and U.S. Bank National Association, as trustee (“U.S. Bank”), and CapitalSource Finance LLC, as guarantor (the “Guarantor”), as supplemented by the First Supplemental Indenture, dated as of October 18, 2004, between the Company, the Guarantor and U.S. Bank, and the Senior Subordinated Debentures were issued under an Indenture, dated as of April 4, 2007, between the Company and Wells Fargo Bank, N.A., as trustee (“Wells Fargo”) and the Guarantor. U.S. Bank has acted as paying and conversion agent for the Senior Debentures, and Wells Fargo has acted as paying and conversion agent for the Senior Debentures.
     The terms of the Debentures and each indenture governing the Debentures required the Company, at the option (the “Put Option”) of each holder of Debentures (each a “Holder”), to repurchase all or a portion of the Debentures on the first business day following March 15, 2009.
     This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO-I to the extent set forth herein.
     This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4. Terms of the Transaction
     Item 4 of the Schedule TO-I is hereby amended and supplemented by adding the following language:
     The Put Option expired at 5:00 p.m., New York City time, on Monday, March 16, 2009. Senior Debentures in an aggregate principal amount of $26,620,000, and Senior Subordinated Debentures in an aggregate principal amount of $91,882,000, were validly surrendered for repurchase and not withdrawn prior to the expiration of the Put Option, all of which have been accepted for repurchase at a cash price of $1,000 per $1,000 principal amount of the Debentures, or an aggregate of $118,502,000. The Company has forwarded cash in payment of the aggregate repurchase price to U.S. Bank and Wells Fargo for distribution to the Holders in accordance with the procedures of The Depository Trust Company. Following the Company’s repurchase of the Debentures pursuant to the Put Option, no Debentures remain outstanding.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE INC.
By:	/s/ Steven A. Museles
Steven A. Museles
Executive Vice President, Chief Legal Officer and Secretary
Dated: March 17, 2009

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